Elevation Series Trust  485BPOS

Exhibit 99.(h)(23)

elevation series trust

NORRIS, PERNÉ & FRENCH LLP d/b/a NPF INVESTMENT ADVISORS ADDENDUM

DATED SEPTEMBER 18, 2025

To The
Second Amended And Restated Master Administration And Fund Accounting Agreement
Between Elevation Series Trust And Paralel Technologies Llc Dated September 17, 2025 (The “Agreement”)

1.	Relationship to Agreement: Upon execution of this Fund Addendum, the Complex Advisor (as defined below) and the Fund(s) in the Fund Complex described herein shall be subject to and governed by the specific version of the Agreement identified above, as if the same had been an original party thereto. Except as specifically set forth herein, defined terms used in this Fund Addendum shall have the meaning set forth in the Agreement. In the event of a conflict between the terms set forth in this Fund Addendum and any terms set forth in the Agreement, the terms set forth in this Fund Addendum shall govern, but solely with respect to the Fund Complex described herein. The terms set forth below only apply to the Funds in the Fund Complex.
2.	Fund Complex: The “Fund Complex“ includes each of the Fund(s) listed below. This Fund Addendum may be amended to add additional funds to the Fund Complex that are established as a series of the Trust subsequent to the date hereof for which Norris, Perné & French LLP d/b/a NPF Investment Advisors (the “Complex Advisor”) serves as adviser.
•	NPF Core Equity ETF (“NPFE”)
3.	Start Date and Term: The term of this Fund Addendum shall begin [as of the date set forth above] (“Addendum Start Date”) and continue in effect with respect to the Fund Complex for a period of 3 years from the Addendum Start Date (the “Initial Term”). Following expiration of the Initial Term, this Fund Addendum shall continue in effect for successive periods of one year (each, a “Renewal Term” and collectively, with the Initial Term, a “Term”) unless otherwise terminated or a notice of non-renewal is given as set forth in the Agreement. This Fund Addendum may only be terminated at the end of a Term or as otherwise set forth in the Agreement. Any payment obligation of the Complex Advisor and/or Fund(s) under the Agreement and/or this Fund Addendum shall survive the termination of the Agreement and/or this Fund Addendum until such obligation is fulfilled.
4.	Services: The Services described in Appendix B will be provided to the Funds in the Fund Complex as set forth below:

	Accounting Services	Administration Services	ETF Basket Services
NPF Core Equity ETF (“NPFE”)	☒	☒	☒
5.	Fees and Expenses: The following fees are due and payable monthly to the Administrator pursuant to Section 2 of the Agreement, payable out of the assets of each Fund, except that for situations where the Complex Advisor is subject to a unitary fee arrangement with a Fund, the Complex Advisor will be primarily responsible for and agrees to make such payment of fees, charges and obligations due to the Administrator pursuant to the Agreement and this Fund Addendum. However, in all situations, the Trust, on behalf of its Funds, acknowledges that the applicable Fund remains responsible for any fees, charges and obligations or other liabilities that the Complex Advisor fails to pay.
a.	Base Fees: Each Fund in the Fund Complex will be charged a fee equal to the GREATER of the following calculation, in each case calculated on a per Fund basis: (i) an Asset Based Fee based upon an application of the below basis point fee schedule, or (ii) the Annual Minimum Fee specified below:

[Redacted]
*	CPI: All non-basis point fees in the Agreement or this Fund Addendum (as generally marked with an asterisk) are subject to the CPI adjustment as set forth in Section 2 of the Agreement.

Out-of-Pocket Expenses: Without limiting any provision in this Agreement, the Fund(s) and/or Complex Advisor (as applicable) shall be responsible and will reimburse Administrator for all out of pocket costs, including, among others, any security pricing and data fees (including but not limited to Gainskeeper, E&Y PFIC Analyzer, Bloomberg, GICS, MSCI, CUSIP, SEDOL), index or benchmark licensing fees, any fees or expenses charged by software systems utilized in connection to the provision of the Services (including but not limited to those related to the setup, maintenance, or use of, or the performance calculations for, a benchmark, index, fund, and/or share class), bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses of Administrator individuals to in-person Board meetings and on-site reviews, fees applicable to the use of third party indexes or benchmarks, third-party board portal expenses, Edgar filer service fees (including costs of preparation, typesetting, XBRL-tagging, page changes and all other print vendor, document management, EDGAR conversion or other related charges), cost of mailings, including typesetting, printing, postage and fulfillment costs of a third party printer, as well as any e*delivery services; wire fees and other bank charges, E*Delivery services, customized programming/enhancements, enhanced reporting activities and any other reasonable expenses incurred in connection with Administrator’s performance of its duties under the Agreement. Administrator may provide certain services or data to the Fund(s) that would otherwise be an out-of-pocket cost and will be billed to the Trust / the Fund(s) at the Administrator’s standard rates for such service.

6.	Additional Notice Addresses:

Norris, Perné & French LLP d/b/a NPF Investment Advisors
40 Pearl Street NW, Suite 500
Grand Rapids, MI 49503

IN WITNESS WHEREOF, the parties hereto have executed this Fund Addendum as of the day and year first above written.

ELEVATION SERIES TRUST
A Delaware statutory trust

By:	/s/ Bradley Swenson
Name:	Bradley J. Swenson
Title:	President

PARALEL TECHNOLOGIES LLC
A Delaware limited liability company

By:	/s/ Jeremy May
Name:	Jeremy May
Title:	Chief Executive Officer

NORRIS, PERNÉ & FRENCH LLP d/b/a NPF INVESTMENT ADVISORS

By:	/s/ Tyler Bosgraaf
Name:	Tyler J. Bosgraaf
Title:	Partner